

中美企业家对话会
US–CHINA BUSINESS EXCHANGE
中国・北京
Beijing・China
2017年11月9日
Nov 9, 2017

Paul Koenig · 2nd



Waste Water & Sludge Expert, Inventor & International Speaker - Providing Low-Cost Sustainable Solutions To Industrial Scale Problems

Greater Minneapolis-St. Paul Area · 500+ connections ·

Contact info



Viroment USA

University of Minnesota-Twin Cities

Featured



【今日关注】杭钢集团与特朗普访华团美国Viroment公司签署合作备忘录
mp.weixin.qq.com
11月8日下午，在国家商务部、环保部环保对外合作中心、国际商会、中国贸促会、机电...



BEIJING

Paul Koenig on the US business delegation with President Trump in China
YouTube
For more on the American business delegation with President Trump and the...



Asia

Experience



CEO
Viroment USA
Jan 2016 – Present · 5 yrs
Greater Minneapolis-St. Paul Area

Viroment's award winning "De-Watering" technology helps larger municipal and industrial clients meet their mandated waste water disposal requirements. Viroment's process allows clients to regain compliance while also providing large quantities of reusable water and valuable bio-cake discharges in a closed loop sustainable process that is less costly than legacy solutions.









+3



CEO
Viroment UK
Jan 2015 – Present · 6 yrs
London England

European Union affiliate of Viroment USA specializing in processing of waste water sludge creating useful byproducts in a closed loop reuse system. Our byproducts include reusable water and other marketable commodities such as fertilizer, animal feed enhancements and energy pellets.



Dry multi-use bio-cake

Viroment Asia
7 yrs

Senior Partner
May 2014 – Present · 6 yrs 8 mos
Asia

Addressing sludge disposal needs in SE Asia.



CEO
Jan 2014 – Dec 2015 · 2 yrs
Minnesota

Viroment is a waste water/sludge processing firm that extracts biosolids and converts them into green energy pellets.



CTO Midwest Winner



Managing Member
Pamiko Properties
2002 – 2011 · 9 yrs
Greater Minneapolis-St. Paul Area

Property holding company of residential rental properties. Dealt with the acquisition, rehab, rental and exit strategy of over 100 residential rental properties. During this time I received 2 letters of appreciation from the Minneapolis Police department for my work in the neighborhood. Pamiko Properties was the largest HUD private contractor for residential families in MN.



Managing Member
Dream Home Development
1999 – 2002 · 3 yrs
Greater Minneapolis-St. Paul Area

Dream Home Development build single and multifamily homes for low income families. Over 150 housing units to low income minority families were built on previously vacant lots. Larger and extended families were served through these larger homes to to emphasize children living within the legal limits of housing whereas typically they are not due to lack of legal bedrooms. I ...see more

Education



University of Minnesota-Twin Cities
Liberal Arts, Business and Psychology
1987 – 1990
Activities and Societies: Varsity Football, Sigma Phi Epsilon, Club Basketball



Gustavus Adolphus College
Psychology and Business
1986 – 1987
Activities and Societies: Varsity Football & Varsity Swimming



Hutchinson High School (MN)
Senior High
1982 – 1986
Activities and Societies: Football, Baseball, Tennis, Swimming, Ski Club, Advanced placement Math, Speech, Biology and Political Science.

Volunteer experience



Youth Coach + Board Member
Woodbury Athletic Association
2009 – Present • 11 yrs
Children

Youth sports coach for various sports



Youth Basketball Coach
Mayer Lutheran High School
Nov 2015 – Feb 2016 • 4 mos
Children



Youth Baseball Coach
Waconia Athletic Association
Apr 2016 – Aug 2016 • 5 mos
Children

Skills & endorsements

Real Estate · 20
Rick Brimacomb and 19 connections have given endorsements for this skill

Management · 14
Alan M. and 13 connections have given endorsements for this skill

Leadership · 13
Alan M. and 12 connections have given endorsements for this skill

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Recommendations

Received (0)   Given (4)



Liz Korn
Mortgage Loan Officer, NMLS#1426685
March 3, 2015, Paul was a client of Liz's

Liz is well organized and always goes the extra mile to complete the job no matter how difficult the task. She works both earlier and later on a regular basis than anyone I know. She is amazing at what she does and readily available to answer my calls and questions.



Danny Lobina
Senior Vice President - SBA Sales Manager
May 1, 2014, Paul was a client of Danny's

Danny is a very genuine individual who cares about his work. Danny provided the direction and input to help me create a pitch for my business. His efforts helped me (at the very early stages of our company when I needed it most) jump start the interest in my business which now has secured global partners. Feel f... See more

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Accomplishments

6 **Publications** ⌄
St. Anthony: Paul Koenig went from talk on the farm to international environmental entrepreneur • Arc Suppression, Viroment win MIdwest tech competition • Finalists announced for 2015 MN CUP • St. Thomas takes over Cleantech Open Midwest competition • 2014 Minnesota Cup Names 70 Finalists • Clean Energy Initiatives

5 **Languages** ⌄
English • Espanol • German • Somali • Sweedish

3 **Honors & Awards** ⌄
National Water Prize 1st Place • University of St. Thomas "Entrepeneur" Award • Midwest Cleantech Open 1st Place

3 **Organizations** ⌄
Waconia Atlethic Association • Mayer Lutheran Knights • Woodbury Athletic Association

1 **Patent** ⌄
Utility and processing patent